Exhibit 99.19

RECEIPT

Red White & Bloom Brands Inc.

This is the receipt of the British Columbia Securities Commission for the Short Form

Prospectus of the above Issuer dated September 18, 2020 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

September 18, 2020

Luxi Chen

Luxi Chen, CPA, CA

Senior Securities Analysts, Corporate Finance

SEDAR Project Number 3101780

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free:   1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2